Exhibit 21.1

Subsidiaries of CardieX Limited

Legal Entity	Jurisdiction of Organization
AtCor Medical Pty Limited	Australia
AtCor Medical Inc	United States
CardieX (Shanghai) Medical Technology Co., Ltd.	China
Conneqt Inc.	United States